Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

 Steakholder Foods® Reports 2022 Financial Results and Provides Business Update

 Throughout 2022, the company expanded its investment in R&D, enabling it to reach significant milestones in terms of technological development, alongside substantial achievements in terms of
partnerships, commercialization, and more.

Rehovot, Israel, April 5, 2023 - Steakholder Foods Ltd. (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultivated meat industry, is pleased to provide an annual business update including a summary of its successful advancements in funding, partnerships, technological capabilities, intellectual property, commercialization and more. In parallel, the company has reported its 2022 financial results.

Steakholder Foods’ CEO, Arik Kaufman, commented, “2022 was a tipping point for Steakholder Foods, during which we were able to make substantial progress, both in terms of our core biology and printing capabilities, and commercially in terms of our go-to-market strategy and our industry collaborations and funding. We’re extremely excited about the year ahead, and look forward to continuing to advance the sustainable and cultured food landscapes with our unique technologies and capabilities.”

2022 and Up to Date Business Highlights

Groundbreaking Collaborations and New Funding:
Steakholder Foods commenced a groundbreaking collaboration with Umami Meats, aimed at penetrating the Asian markets with 3D bio-printed seafood products. Following this, the company received a grant of up to $1 million for the development of structured cultivated fish products by the Singapore-Israel Industrial R&D Foundation. Steakholder Foods also raised $13 million in two rounds of public offerings ($6.5 million in June 2022, and $6.5 million in January 2023), to fuel continued development and commercialization, among other corporate goals. Furthermore, in April 2023, the Company announced participation in a strategic investment round in Wilk Technologies Ltd. (TASE: WILK), alongside leading players in the food industry, such as Danone and the Central Bottling Co. Ltd. (owner of Tara, Coca Cola Israel and more), which as the foundation of a strategic partnership aimed at advancing the sustainable food solutions landscape alongside an expansion.

Major Technology Advancements:
Since the beginning of 2022, the company’s development of its proprietary 3D bio-printer has led to exciting achievements in terms of new products, capabilities and development milestones. Among these was the introduction of Omakase Beef Morsels, a first-of-its-kind, highly marbled, 3D-printed cultivated beef cut. In addition, the company boosted the yield of its cell production by a factor of 50, by leveraging the filtration system it uses. Moreover, Steakholder Foods demonstrated that its cultivated muscle cells have the same nutritional value as beef, a substantial achievement in making nutritionally-equivalent cultivated foods a reality. Steakholder Foods further advanced its printing capabilities, by developing a temperature-controlled print bed for its industrial-scale printer, a significant step towards mass production.  a temperature-controlled print bed for its industrial-scale printer, a significant step towards mass production.

Accelerating Commercialization and Growth, Alongside Financial Optimization and Restructuring:
In 2022, Steakholder Foods’ printing technology gained mass attention around the world, having been featured at the Future Food Tech Summit in London and then traveling to the Agri-Food Tech Expo Asia in Singapore. The company also hosted its first tasting event, at which participants tasted hybrid products.

Following that, the company then hosted a gala tasting event in the U.S., where the Silicon Valley investor community was introduced to the company’s technology, and guests tasted cultivated meat canapés. Following successful advancements in both the technological and business spheres, the company announced an ambitious accelerated go-to-market strategy for 2023 that it has already begun implementing.

In parallel, as part of the company’s commitment to the fast-growing cultivated meat community and its leadership position as the first Nasdaq-traded cultured meat company, Steakholder Foods completed a strategic rebrand to reflect its commitment to cultivating a new community of meat lovers who will participate in the company’s mission to make high-quality real meat sustainably.

In April 2023, the company announced the closure of its wholly owned subsidiary, Peace of Meat BV (PoM), as a means to optimize its funds and investment strategy. As part of this process, Steakholder Foods expects PoM’s assets to be realized, following which the Company shall consider how and when to continue development of cultivated avian products. The closure of PoM is expected to reduce Steakholder Foods’ expenses by about $4.5 million annually, relative to 2022.

A Growing Intellectual Property Portfolio:
During 2022, Steakholder Foods expanded its intellectual property portfolio. Among its achievements, the company was granted its first patent for the physical manipulation of cultured muscle tissue, in the U.S., Canada, Australia and New Zealand, helping secure the company’s technological leadership in the cultivated meat industry. In addition, Steakholder Foods has a portfolio of patent applications awaiting approval, including a provisional patent application for mimicking the texture of cooked fish, a unique capability it has developed using its advanced 3D-printing technology. The company also received its first registered trademark in Japan.

2022 Financial Results Summary:

•	R&D expenses reached $9.8 million in 2022, compared to $7.6 million in 2021, reflecting an expansion of investment in Steakholder Foods’ research and development capabilities.
•
Operating loss reached $35.4 million in 2022, compared to $17.2 million in 2021. The increase was mainly driven by the impairment of the Company’s cash-generating unit PoM in connection with its closure.

•	Net loss was $30.8 million in 2022, or $0.23 per ordinary share, compared to $18.0 million and $0.16 per ordinary share in 2021.

•	Cash flow used in operating activities was $14.3 million, compared to $14.0 million in 2021.
•	Cash and equivalents at year-end 2022 was $6.4 million, compared to $19.2 million as of year-end 2021.
•
Non-current assets stand at $8.2 million as of year-end 2022, compared to $18.5 million as of year-end 2021, driven mainly by a decrease in intangible asset and fixed assets due to an impairment recognized by the Company, offset by increases in leased assets

•	Total assets stand at $15.3 million as of year-end 2022, compared to $40.7 million as of year-end 2021.
•	Total capital stands at $7.9 million as of year-end 2022, compared to $37.6 million as of year-end 2021.

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC), with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing a variety of beef, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com